ZARGON
ENERGY TRUST

[redacted]

05011364

September 16, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, D.C.
20549

Dear Sir or Madame:

SUPPL

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated September 16, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Vice President Finance & CFO

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

BCH/th

dlw 9/21

Encl.

P:\Press Releases\Securities & Exchange Commission\Press Release Sept 16, 2005.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

ZARGON
ENERGY TRUST

September 16, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, D.C.
20549

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated September 16, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Vice President Finance & CFO

BCH/th

Encl.

P:\Press Releases\Securities & Exchange Commission\Press Release Sept 16, 2005.doc

Suite 700, 333 - 5 Avenue S.W. Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca